UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

       DIVISION OF
CORPORATION FINANCE
	September 17, 2004


via U.S. mail	via facsimile

Greg A. Walker, Esq.	Edward P. Tolley III, Esq.
General Counsel	Simpson Thacher & Bartlett LLP
Foundation Coal Holdings, Inc.	(F) (212) 455-2502
999 Corporate Boulevard
Suite 300
Linthicum Heights, Maryland  21090-2227

Re:  	Foundation Coal Holdings, Inc.
	Form S-1 filed on August 20, 2004
File No. 333-118427

Dear Mr. Walker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-1

General

1. Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure, wherever it appears in your document.

2. You omit a large amount of information throughout your document, not all of which is related to the initial public offering price. Fill in all blanks with your next amendment, using brackets if necessary to identify information that may change prior to effectiveness. We note omissions at pages 28, 32, 104, 107, 117 and II-1, for example.

3. We will need time to review all new disclosure, including any additional proposed artwork or graphics, the intended price range, the use of proceeds, the number of shares to be repurchased and the resulting ownership breakdown, prior to completing our examination. Similarly, we will need time to review all omitted exhibits, including the opinion of counsel. You can expedite the review process by providing all this information and all these documents promptly. We may have additional comments.

Prospectus Cover Page

4. Provide updated and current disclosure throughout the prospectus. For example, update the status of your application with the New York Stock Exchange, and include any material developments in the Legal Proceedings section.

5. Remove the caption "Joint Book-Running Managers" as it does not belong on the prospectus cover page. Counsel representing the underwriters should advise their clients to make this change globally to ensure that it does not appear on the prospectus cover page in future filings.

6. The fourth sentence at the top of page i is inappropriate. Please revise accordingly.

Market and Industry Data and Forecasts, page ii

7. Move this section so that the Summary and Risk Factors sections immediately follow the cover page and table of contents. Refer to
Item 503 of Regulation S-K.

8. You are responsible for all disclosure that appears in your filings. Revise this section to eliminate any suggestion to the contrary, including the last sentence and the word "although." Make clear that you are responsible for the disclosure and that you believe it is reliable and accurate.

Prospectus Summary, page 1

9. Revise to provide a concise and balanced summary of the material information you disclose elsewhere. The following are examples of necessary changes to this section.

(a) Eliminate the suggestion that you only "highlight" "selected" information.
(b) Avoid the use of subjective language. Also do not use technical terms with which the reader may be unfamiliar or which may require lengthy definitions. Examples include the reference to "investment grade" producers, one of the "premier" coal producers, "recognized industry leader," "reputation for reliability and superior customer service," "preferred provider," "recognized leadership in operating some of the safest mines," "achieving environmental excellence" and the like.
(c) If you desire to retain any claims of leadership, briefly explain in context how it was determined and provide us with supplemental support for the claims. This also applies to disclosure elsewhere, including the safe mines claim and cost advantage claims that appear at page 78. Similarly, support claims like coal market fundamentals being "among the strongest in the past decade."
(d) Balance the positive aspects of your business with a discussion of the risks and limitations that could harm your business or inhibit your strategic plans.
(e) Eliminate repetitive disclosure. For example, you repeat the coal market fundamentals claim and your purported reputation at pages 3 and 4.

Risk Factors, page 14

10. You must disclose all known material risks in this section.
Therefore, the second, third and fourth italicized sentences at page 14 appear inappropriate. Please revise accordingly.

11. State the risk plainly and directly, eliminating excess detail, repetitive disclosure among various risk factors and statements like
"we cannot assure you that...."  For example, substantially shorten the disclosure, possibly eliminating the bullet point discussion, in the first risk factor on page 15. Also remove the excess detail and repetitive disclosure that appears in several risk factors related to government regulation and environmental matters. Instead, focus your risk factor discussion and provide precise cross-references to more detailed disclosure that you include later in the document.

12. Revise the risk factor subheadings to identify the risk and potential harm concisely. Several captions merely state facts and fail to describe the risk that follows, including without limitation, "We depend in part on supplies of coal produced by third parties and contractors," "We will require a significant amount of cash to service our indebtedness" and "Our Sponsors may have significant influence on our company."

13. Other captions do not address all the risks that you present in the risk factor. Revise the caption or break out separate risks into separate risk factors. Examples include the possible termination of contracts because of challenges to "force majeure" determinations mentioned under "The Cumberland mine was temporarily closed" at page 15 and the consequences of being a "controlled company" for NYSE purposes as discussed in the second paragraph under "We cannot assure you that we have implemented" at page 29.

14. Eliminate language that tends to mitigate the risk you discuss. Examples include clauses that begin "although," the statement "we believe our cash flow ... will be adequate," and references to insurance coverage under the heading "Our profitability may decline due to unanticipated mine operating conditions." Instead, focus on the underlying risk, such as the harm that could result from uninsured loss. If appropriate, you may describe the extent and effect of your insurance coverage elsewhere in your document.

Our operations could be adversely affected, page 25

15. Disclose in the caption and text the "material adverse effect" to which you refer in the second paragraph.

Our ability to operate our company effectively, page 28

16. If any of your "key personnel" are not under contract, revise to disclose this.

Our Sponsors may have significant influence, page 28

17. Provide enhanced disclosure regarding the impact on the control the Sponsors will be able to exercise due to the supermajority provisions discussed at page 114, as applicable. Also quantify the precise amount of stock that the Sponsors will control.

Special Note Regarding Forward-Looking Statements, page 31

18. Eliminate the suggestion that "will" identifies forward-looking statements.

Dividend Policy, page 32

19. Ensure that your disclosure is consistent and accurate. For example, at page 118 you state that the disclosure in this section indicates that you "do not currently intend to pay dividends," but we can find no such assertion here.

Legal Proceedings, page 90

20. Revise to clarify that there is no case nor group of related cases pending that is likely to have a material adverse effect.

Management, page 96

	Directors and Executive Officers, page 96

21. For purposes of clarity, we suggest that you repeat in the first sketch the date of the Acquisition, as defined. Also ensure that you disclose the principal businesses of all principal employers during the five year period, including The Blackstone Group and First Reserve Corporation. Lastly, include a biographical sketch for all identified directors, including the independent director to whom you refer at page 98.


Employment Agreements, page 102

22. Quantify the specified salary, bonus and any material perquisites in each case.

Principal Stockholders, page 104

23. Disclose the address for each Sponsor, each of whom is essentially a selling stockholder in this offering. Also identify in the table the natural persons with control of each listed entity for purposes of Exchange Act Rule 13d-3.

24. Where you include in the table the same shares for more than one entity or person due to the application of Rule 13d-3, provide clarifying footnote disclosure in that regard. And explain the reference in footnote 7 to "each of the above entities."

Certain Relationships and Related Party Transactions, page 106

25. For each material agreement, summarize in this section the material terms and describe in necessary detail any likely changes. We note the reference to your intention to amend and restate the stockholders agreement, for example. Similarly, describe at page 117 the "specified exceptions" to the lock-up agreements.

Certain U.S. Federal Income and Estate Tax Consequences, page 118

26. Explain why you include this section, which requires a more precise caption to make clear that you are discussing consequences to non-U.S. holders. Where else are you selling these shares? We note the reference at page 122 to sales in the U.K.

27. Revise your statement that a holder "should consult" with his own tax advisor. Because stockholders may rely on the disclosure that appears in your registration statement, including disclosure relating to tax consequences, eliminate this language as it may suggest otherwise. You may replace the admonition with language to the effect that you recommend or encourage that consultation.

Underwriting, page 121

28. Rather than referring to "among" the factors to be considered, identify all material factors that will be used to determine the initial public offering price.

29. We note that your underwriters will engage in an electronic offer, sale or distribution of the shares. Please describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing. Consult Release Nos. 33-7233 and 33-7289 for guidance.

Also, in your discussion of your procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, address:

* the communications used;
* the availability of the preliminary prospectus;
* the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers;
* how offers and final confirmations will be made; and
* the funding of an account and payment of the purchase price.

We may comment further.

30. You indicate that a prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. Identify the underwriters and the websites. If agreements exist outlining these arrangements, provide us a copy of such agreements and describe their material terms. Provide us with copies of all information concerning your company or prospectus that has appeared or will appear on their websites. If you subsequently enter into any arrangements with a third party to host or access your preliminary prospectus on the Internet, promptly supplement your response. We may comment further.

31. You indicate that you intend to conduct a "directed share offering." Provide us with any material you have sent or intend to send to these potential purchasers such as a "friends and family letter." Tell us when you first sent them or intend to send them to these potential purchasers. Tell us whether the sale will be handled by you directly or by the underwriting syndicate. Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of
Section 5 of the Securities Act and Rule 134. We may have further comments.

Validity of the Shares, page 124

32. Explain further the reference to the "investment vehicle," providing quantification as appropriate.

Where You Can Find Additional Information, page 124

33. Please note that your disclosure must be materially complete.
Any suggestion to the contrary is not appropriate. Therefore, please delete or revise the fourth sentence of this section.


Financial Statements and Related Disclosure

General

34. Monitor your need to update your financial statements, as required by Rule 3-12 of Regulation S-X, for RAG and Foundation Coal.

Consent

35. Provide updated consents from your independent accountants in the next amendment.

Prospectus Summary, page 1

36. Remove representations here and elsewhere in your filing that your EBITDA margins are among the highest in your peer group.

Summary Historical and Pro Forma Financial Data, page 8

37. Please note that the following group of comments also applies to your Selected Historical Consolidated Financial Data, beginning on page 44, and other disclosure in your filing, if applicable.

38. Indicate in the introduction that the registrant, Foundation Coal Holdings, Inc., has no historical operations or balance sheet data.

39. Please include a heading of "Predecessor" above the financial data from RAG American Coal Holding, Inc. If, in the future, you present predecessor and successor information in your table, separate with bold, double vertical lines.

40. Revise the balance sheet data in your table to present cash components separately, or remove this information from your table.

41. Your measure of EBITDA and EBITDA margin, as defined, are considered non-GAAP measures due to the adjustment for interest income. Either revise to delete the adjustment for interest income or re-name. You may not use titles or descriptions of non-GAAP financial measures that are the same as other measures with well-known or common usage or definition.

42. Remove "Non-cash charges included in EBITDA" and "Unusual (income) expense included in EBITDA" from your tables and footnotes, as these are non-GAAP measures. Refer to our FAQ regarding non-GAAP measures at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm, Question
10. Information regarding "Adjusted EBITDA," as defined in your credit agreement, may be presented only in the liquidity section of your Management`s Discussion and Analysis.

43. Remove the non-GAAP measures "Operating working capital" and "Cash operating cost per produced ton" from your table. Both appear to be liquidity measures. We note that that you indicate that the latter is used to evaluate your control over cash costs. Regulation S-K, Item 10(e)(ii)(A) prohibits the inclusion of non-GAAP liquidity measures that exclude charges that required or will require cash settlement. Your measures exclude a number of such charges.

44. Expand your data to include pro forma earnings per share. Refer to Regulation S-X, Rule 11-02(b)(7).

Management`s Discussion and Analysis..., page 49

	Results of Continuing Operations, page 50

		Revenues, page 50, and Costs and Expenses, page 51

45. Amend your filing to remove the measures "Coal sales realization per ton sold" and "Total costs and expenses per ton sold" or present these numbers as a ratio of other numbers presented in your tables. We note that for the six months ended June 30, 2003, and June 30, 2004, "Coal sales" divided by "Tons sold" do not equal "Coal sales realization per ton sold." Additionally, "Total costs and expenses" divided by "Tons sold" do not equal "Total costs and expenses per tons sold."

		Other Income (Loss), page 52

46. Eliminate the subtotal "Other income (loss)" from this table, as well as from the tables on pages 55 and 58. Subtotals presented in your discussions should match those presented on the face of your financial statements.

		Post-Transactions and Offering, page 62

47. Eliminate the discussion at the top of page 63 regarding interest expense for the twelve month period ending June 30, 2004. It is not appropriate to present information for that period here or elsewhere in your filing.

48. "Adjusted EBITDA" should be included only if management believes that the credit agreement is a material agreement, that the covenant is a material term of the credit agreement, and that information about the covenant is material to an investor`s understanding of the company`s financial condition and/or liquidity. If you so believe, then your disclosure must include a discussion regarding the materiality of the credit agreement and the covenant; the amount or limit required for compliance with the covenant; and the actual or reasonably likely effects of compliance or non-compliance with the
covenant on the company`s financial condition and liquidity.   Also
include a reconciliation of the differences between this measure and the most directly comparable GAAP measure, which we believe would be cash flows from operating activities, and include detail regarding the nature of your adjustments. Refer to Regulation S-K, Item 10, and our FAQ at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm, Question
10.

		Critical Accounting Estimates, page 66

			Employee Benefit Plans, page 67

49. Expand your disclosures to include the amount of expense recognized in 2003 and the amount of expense you expect to recognize in 2004 for pension and other post-retirement benefits. Also disclose and discuss here the potential impact of the PBGC inquiry that you disclose on page 27.

50. Explain to us why you do not consider environmental obligations to be among your critical accounting estimates. In this regard, tell us the amount expended on environmental expense in 2003, 2002 and 2001.

Financial Statements of RAG

	Consolidated Statements of Operations and Comprehensive Income, page F-4

51. Reclassify from "Other income (expense)" to "Income (loss) from operations" items that arise out of normal business operations. This would likely include the $1.5 million litigation settlement in May 2004; gains on dispositions of assets; gains from the settlement of asset retirement obligations; and reversal of minimum royalty obligation. Refer to SFAS 144, paragraph 45, regarding gains on dispositions of assets. Explain to us the nature of synfuel fees and transloading and plant processing fees, which also appear to relate to operations. Also explain to us the nature of "Other" income, outlined in Note 20, totaling $8.7 million in 2001, $4.4 million in 2002, $4.5 million in 2003 and $765,000 in the first six months of 2004.

52. Explain to us why your earnings per share do not equal net income divided by weighted average shares for all years presented, or correct these numbers.

	Note 1, page F-8

53. Please explain why you account for your 55% interest in the Wyoming JOA on a proportionately consolidated basis, citing the accounting literature upon which you rely.



Note 2 - Summary of Significant Accounting Policies

		Revenue Recognition, page F-11

54. Explain to us your revenue recognition policies in further detail. Explain circumstances when revenue may be recognized prior to shipment. Tell us whether there are instances where title passes to the customer and revenue is recognized but the coal is held or stored by you, and if such instances occur, explain with detail how long the coal is held.

Note 7 - Property, Plant, Equipment and Coal Reserves

55. Confirm to us that future development costs are not used to determine your depreciation, depletion and amortization rates. Also confirm that your rate calculations for development costs consider only proven and probable reserves that are currently accessible without the incurrence of additional future development costs.

56. Remove all references in your financial statements to coal reserves or similar descriptions. In this regard, the staff believes that the use of the term `coal reserves` by mining companies is not appropriate and implies that coal reserves are actual assets, as opposed to the costs capitalized by you for the purchase price of the land or the right to extract the reserves. Instead, refer to specifically what you hold.

Engineering Comments

General

57. Supplementally provide a table showing the last three years` annual production for each of your mines, and your weighted average prices received for your coal for the last three years. A mine can be defined as all the mines that supply a single wash plant, if that is applicable.

58. Supplementally provide us with a table showing annual revenues, annual operating costs (all operating costs without depreciation, depletion or amortization charges) and annual operating profits or losses for all mines for which you have designated "reserves" for any of the last three years. Note that "total cash cost" is generally not the same as "annual operating costs" as defined above. If sales were totally in-house, base revenues on an appropriate free market price.

59. Reserves must have legal, economic and technical feasibility at the time of reserve determination. Common problems in reserve calculations involve including coal as reserves under railroads, roads, buildings, power lines, or other structures protected by restrictions on mining. Also non-recoverable coal, such as in the roof and in barrier pillars, has been included in reserves. Please ensure that your reporting takes all legal, economic and technical factors into account. For further details about our general concern, consult a general letter to coal operators found on our website at http://www.sec.gov/divisions/corpfin/guidance/coalmineletter.htm.

60. Supplementally provide:
* A detailed description of your corporate approach to mine planning, including the role of five-year plans, life-of-mine plans and the maximum timeframe you plan for.
* A list of each type of mine plan you routinely develop, and outline its characteristics.
* An analysis of the percentage of your assigned reserves typically covered by your various mine plans, or planning timeframes for your largest mines, both surface and underground.

61. Supplementally:
* Indicate what, if any, efforts you have made to formally recognize reserve estimating as a core business process in your organization.
* Provide a discussion of what efforts have you made to standardize reserve-estimating processes between your various mines.
* Indicate if you have an internal reserve review or "auditing" function within your organization. If so, supplementally provide a description of this function.

62. Proven and probable reserves are disclosed in your Form S-1 for the Eagle Butte, Emerald and Rockspring mines. With a minimal transfer of paper, forward to our engineer as supplemental information and not as part of the registration statement, information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section C of SEC`s Industry Guide 7.

This includes:
* Acreage breakdown by owned, leased or other.
* Maps showing property, mine permit and reserve boundaries and geology, and recent and historic production areas, and seams mined and any cultural restrictions to mining.
* Drill-hole maps showing drill intercepts.
* Justifications for the drill hole spacings used at various classification levels.
* General cross-sections that indicate the relationship between coal seams, geology and topography.
* A detailed description of your procedures for estimating
"reserves."
* The specific criteria used to estimate reserves, see below.
* An indication of how many years are left in your longest-term mining plan for each reserve block.
* Site specific economic justification for the criteria you used to estimate reserves.
* Mining plans or feasibility studies, including production schedules, cost estimates and cash flow projections needed to establish the existence of reserves as defined in Industry Guide 7.
* Third party reviews of your reserves that were developed within the last three years
* Any other information needed to establish legal, technical and economic feasibility.

Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves. If there are any questions concerning the above request, please phone Mr. R. L. Baer, Mining Engineer at (202) 942-2965.

63. For each mine noted above, supplementally provide all of your economic and technical evaluation criteria used for establishing and classifying your coal reserves. This includes but is not limited to:
* Minimum economic tonnage,
* Mine dilution,
* Maximum and minimum mining heights for each type of mining,
* Maximum depth,
* Mining recoveries by mine type,
* Wash plant recoveries,
* Maximum stripping ratios,
* Types of surface conditions or items that limit or preclude mining.

Supplementally describe the basis or assumptions you used to develop these criteria, specifically addressing the price assumptions you used.

64. Concerning your coal properties noted above, supplementally provide a summary of your lease terms, and an analysis that compares the length of your leases, including assured renewals, with the scheduled production of currently designated reserves, and determine if all designated reserves will be mined during tenure of your leases, according to your current plans.

65. Concerning the three properties noted above, supplementally provide a discussion about:
* Whether all permits and other authorizations necessary to operate your mines are in place.
* Is there any evidence that any of your operating permits or authorizations cannot be routinely renewed?
* Have any of your reported reserves been denied an operating permit?

66. Supplementally provide a table that lists all "unassigned" reserves with their particular location, tonnage, Btu, sulfur and ownership/lease characteristics. Supplementally provide larger scale maps that show the location and extent of your unassigned reserves, and provide the criteria used to designate those reserves.

67. Companies sometimes include in their reserve estimates small tracks of coal lands that are not large enough to be mined by themselves. This action is based on the assumption that the lands between the company`s main block and the small track will be acquired before the reserves are to be mined. Note however that Industry Guide 7 requires all reserves to meet the definition for reserves at the time of the reserve determination. Supplementally indicate if any of your reserve estimates include tonnages from small unminable tracks that might be mined if intervening lands or reserves are acquired.

68. Quantity estimates of coal that is not currently marketable, or is not economically or legally producible, may be disclosed as a "non-reserve coal deposit" if it has been sufficiently drilled to demonstrate continuity between samples.

A non-reserve coal deposit is a coal bearing body that has been sufficiently sampled and analyzed in trenches, outcrops, drilling and underground workings to assume continuity between sample points, and therefore warrants further exploration stage work. However, this coal does not qualify as a commercially viable coal reserve as prescribed by Commission standards until a final comprehensive evaluation based upon unit cost per ton, recoverability, and other material factors concludes legal and economic feasibility.


Closing Comments

Please amend your registration statement in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

No other review of the registration statement has been made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act of 1933 has been included. You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

Please direct questions regarding accounting issues and related disclosures to Sandra Eisen at (202) 824-1805, or in her absence to
Kim Calder, Assistant Chief Accountant, at (202) 942-1879.   You may
contact Roger Baer, Mining Engineer, at (202) 942-2965 if you have questions regarding the engineering comments. Direct all other questions to Perry Hindin at (202) 942-2822 or, in his absence, to Timothy Levenberg, Special Counsel, at (202) 942-1896. Please send all correspondence to us at the following ZIP code: 20549-0405.

        	               					Sincerely,




H. Roger Schwall
	Assistant Director


cc: 	P. Hindin
T. Levenberg
R. Baer
S. Eisen
K. Calder

via facsimile
Edward P. Tolley III, Esq.
Foundation Coal Holdings, Inc.
September 17, 2004
page 1